UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(AMENDMENT NO. 1)*

BROOKE CREDIT CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

1256N101

(CUSIP Number)

Thomas X. Fritsch Managing Director and General Counsel Plainfield Asset Management LLC 55 Railroad Avenue Greenwich, CT 06830 (203) 302-1766

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 13, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 1252N101

1	NAMES OF REPORTING PERSONS. PLAINFIELD SPECIAL SITUATIONS MASTER FUND LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) Working Capital
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 4,363,220
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 6,195,220[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,195,220
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4%
14	TYPE OF REPORTING PERSON (See instructions) 00

* The Reporting Persons on this Schedule 13D may be deemed to constitute a group and therefore each Reporting Person may be deemed to beneficially own the Issuers securities that are held by all of the Reporting Persons. Each Reporting Person disclaims beneficial ownership of securities held by each other Reporting Person and we refer you to Item 5 hereof for a more detailed discussion of the holdings of Issuers securities by the Reporting Persons.

________________________

1 This number includes 1,000,000 shares of Common Stock of the Company subject to options, which become exercisable on July 12, 2008.

SCHEDULE 13D
CUSIP No. 1252N101

1	NAMES OF REPORTING PERSONS. PLAINFIELD ASSET MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 4,363,220
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 6,195,220[2]
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,195,220
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4%
14	TYPE OF REPORTING PERSON (See instructions) 00

* The Reporting Persons on this Schedule 13D may be deemed to constitute a group and therefore each Reporting Person may be deemed to beneficially own the Issuers securities that are held by all of the Reporting Persons. Each Reporting Person disclaims beneficial ownership of securities held by each other Reporting Person and we refer you to Item 5 hereof for a more detailed discussion of the holdings of Issuers securities by the Reporting Persons.

_______________________

2 This number includes 1,000,000 shares of Common Stock of the Company subject to options, which become exercisable on July 12, 2008.

SCHEDULE 13D
CUSIP No. 1252N101

1	NAMES OF REPORTING PERSONS. PLAINFIELD ACCEPTANCE LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) Working Capital
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 4,363,220
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 6,195,220[3]
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,195,220
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4%
14	TYPE OF REPORTING PERSON (See instructions) 00

* The Reporting Persons on this Schedule 13D may be deemed to constitute a group and therefore each Reporting Person may be deemed to beneficially own the Issuers securities that are held by all of the Reporting Persons. Each Reporting Person disclaims beneficial ownership of securities held by each other Reporting Person and we refer you to Item 5 hereof for a more detailed discussion of the holdings of Issuers securities by the Reporting Persons.

______________

3 This number includes 1,000,000 shares of Common Stock of the Company subject to options, which become exercisable on July 12, 2008.

SCHEDULE 13D
CUSIP No. 1252N101

1	NAMES OF REPORTING PERSONS. MAX HOLMES
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 4,363,220
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 6,195,220[4]
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,195,220
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4%
14	TYPE OF REPORTING PERSON (See instructions) IN

* The Reporting Persons on this Schedule 13D may be deemed to constitute a group and therefore each Reporting Person may be deemed to beneficially own the Issuers securities that are held by all of the Reporting Persons. Each Reporting Person disclaims beneficial ownership of securities held by each other Reporting Person and we refer you to Item 5 hereof for a more detailed discussion of the holdings of Issuers securities by the Reporting Persons.

______________________

4 This number includes 1,000,000 shares of Common Stock of the Company subject to options, which become exercisable on July 12, 2008.

SCHEDULE 13D

AMENDMENT NO. 1

ITEM 1.	Security and Issuer.

This Amendment No. 1 (this Amendment) relates to the common stock, par value $0.01 per share (the Common Stock), of Brooke Credit Corporation, a Delaware Corporation (the Company). The principal executive offices of the Company are located at 10950 Grandview Drive, Suite 600, Overland Park, Kansas 66210. This Amendment amends information on the Schedule 13D originally filed on February 15, 2008 (the "Initial Schedule 13D").

This Amendment is being filed to reflect a 3.14% increase in the Reporting Persons (as defined herein) beneficial ownership. This change in beneficial ownership is a result of the fact that on July 12, 2008, within 60 days after the date hereof, the Reporting Persons Common Stock option with respect to 1,000,000 shares of Common Stock will become exercisable. There is no change in the information in the Initial Schedule 13D except as reflected in this Amendment.

ITEM 5.	Interests in Securities of the Issuer.

The aggregate percentage of shares of Common Stock reported owned by the Reporting Persons herein is based upon 25,848,137 shares of Common Stock outstanding, according to the Form 10-Q, as of April 30, 2008, plus 832,000 (which is the number of shares of Common Stock underlying the currently exercisable warrants), plus 1,000,000 (which is the number of shares of Common Stock underlying the options whose ownership by the Reporting Persons is reported hereby, which will become exercisable on July 12, 2008).

I.	Plainfield Special Situations Master Fund Limited
a.	Aggregate Number and Percentage of Common Stock Beneficially Owned: 6,195,220; 22.4%
b.	Number of shares of Common Stock over which the Reporting Person has
i.	Sole power to vote or direct the vote: 4,363,220
ii.	Shared power to vote or direct the vote: 0
iii.	Sole power to dispose or direct the disposition of: 6,195,220
iv.	Shared power to dispose or direct the disposition of: 0
c.	Not Applicable
d.	Not Applicable
e.	Not Applicable

II.	Plainfield Asset Management LLC
a.	Aggregate Number and Percentage of Common Stock Beneficially Owned: 6,195,220; 22.4%
b.	Number of shares of Common Stock over which the Reporting Person has
i.	Sole power to vote or direct the vote: 4,363,220
ii.	Shared power to vote or direct the vote: 0
iii.	Sole power to dispose or direct the disposition of: 6,195,220
iv.	Shared power to dispose or direct the disposition of: 0
c.	Not Applicable
d.	Not Applicable
e.	Not Applicable

III.	Plainfield Acceptance LLC
a.	Aggregate Number and Percentage of Common Stock Beneficially Owned: 6,195,220; 22.4%
b.	Number of shares of Common Stock over which the Reporting Person has
i.	Sole power to vote or direct the vote: 4,363,220
ii.	Shared power to vote or direct the vote: 0
iii.	Sole power to dispose or direct the disposition of: 6,195,220
iv.	Shared power to dispose or direct the disposition of: 0
c.	Not Applicable
d.	Not Applicable
e.	Not Applicable
IV.	Max Holmes
a.	Aggregate Number and Percentage of Common Stock Beneficially Owned: 6,195,220; 22.4%
b.	Number of shares of Common Stock over which the Reporting Person has
i.	Sole power to vote or direct the vote: 4,363,220
ii.	Shared power to vote or direct the vote: 0
iii.	Sole power to dispose or direct the disposition of: 6,195,220
iv.	Shared power to dispose or direct the disposition of: 0
c.	Not Applicable
d.	Not Applicable
e.	Not Applicable

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:	May 15, 2008

PLAINFIELD SPECIAL SITUATIONS
MASTER FUND LIMITED

By:	/s/ THOMAS X. FRITSCH
                                                                               Thomas X. Fritsch
                                                                                                        Authorized Individual

PLAINFIELD ASSET MANAGEMENT LLC

By:	/s/ THOMAS X. FRITSCH

Thomas X. Fritsch

Managing Director and General Counsel

PLAINFIELD ACCEPTANCE LLC

By:	/s/ THOMAS X. FRITSCH
                                                                               Thomas X. Fritsch
                                                                                                       Authorized Individual

Max Holmes

By:	/s/ THOMAS X. FRITSCH
                                                                              Thomas X. Fritsch
Attorney-in-Fact*

* Duly authorized pursuant to Power of Attorney, dated February 1, 2007, by and on behalf of Max Holmes, appointing Thomas X. Fritsch as his attorney-in-fact.